INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 19, 2017

Canopy Growth Corporation Enters Into An Agreement
with Invictus MD’s AB Laboratories For Cannabis Sales

VANCOUVER, BC, April 19, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), will provide their unique products in Canopy Growth Corporation’s (TSX:WEED) (“Canopy Growth”) curatedCraftGrow line on Tweed Main Street’s online store, that brings high quality cannabis grown by a diverse set of producers. People want variety, they want different choices, and Tweed Main Street is an opportunity in the legal market where patients can see what is available through the convenience of an online store.

“AB Labs has received a number of direct inquiries from patients, which underscores the continuously growing demand. As a newer licensed producer with a market capitalization less than our peers, we are able to utilize Canopy Growth’s Tweed Main Street, giving us immediate access to the largest customer base in the rapidly expanding medical cannabis market.” said Dan Kriznic, Chairman and CEO of Invictus MD. “Our collaboration with Canopy Growth demonstrates our commitment to making the sector strong and helping to expose medical cannabis patients visiting Tweed Main Street, to another high quality, unique brand.”

With Canada on the global stage as it moves closer to making history by being the first G-7 nation to legalize and regulate access to cannabis for the recreational market and the expected demand that will result, Invictus MD will continue to focus on building out AB Labs and AB Ventures Inc.’s (“AB Ventures”) production capacity in Ontario and successfully acquiring Acreage Pharms Ltd.’s (“Acreage Pharms”) production facility in Alberta. After the successful development and acquisition of these facilities, Invictus MD anticipates that it will have the capacity to supply more than 50,000 kg of cannabis by 2020. This creates an attractive value proposition in the burgeoning cannabis market.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

AB Labs, which maintains a 16,000 square foot facility located near Hamilton, Ontario, has successfully conducted test crops and is currently operating at half capacity, with full production capacity scheduled by the end of May 2017. AB Ventures Inc.’s (“AB Ventures”), a company formed to develop a second licensed expansion facility through it’s common ownership with AB Labs, is expected to close a 100-acre acquisition on May 1, 2017, and if licensed under the ACMPR, construction of production facilities totaling 250,000 square feet will begin and be used for future cannabis cultivation. With licensing in place as expected, production at AB Ventures is anticipated to start as early as December 2017.

Considering the magnitude of AB Ventures’ land acquisition and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted, Invictus MD anticipates the combined production capacity of both AB Labs and AB Ventures to exceed 25,000 kilograms in 2020.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the proposed exercise of the Option and successful acquisition of Acreage Pharms, the potential production capacity of the AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a license under the ACMPR to AB Ventures, the success and timing of AB Ventures acquisition of 100-acre of land, the timing of the start of production at AB Ventures’ facility are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the Company will successfully acquire Acreage Pharms and that the Company will obtain stock exchange and all other applicable regulatory approvals of the proposed Option, AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to produce medical cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is able to successfully build a production facility. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed exercise of the Option may not occur as planned;, AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to produce medical cannabis at their production facilities or reach full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is not able to successfully build a production facility;. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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